FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on September 2, 2021

CELLCOM ISRAEL ANNOUNCES UPDATE RE. XFONE's
PURCHASE UNDER INSOLVENCY PROCEUDURES

Netanya, Israel – September 2, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous reports (dated August 22 and September 1, 2021) regarding Golan Telecom Ltd., a wholly owned subsidiary of the Company's offer to purchase the full share capital of Marathon (018) Xfone Ltd. or Xfone, or its activity, and the agreements reached to modify the terms of its sharing and usage agreement with Xfone with a corporation (in establishment) controlled by Mr. Moti Ben Moshe, which also submitted an offer to purchase Xfone and an arrangement with its creditors, on September 2, 2021. the arrangement manager submitted a report to the Israeli insolvency Court in which he recommended the approval of the sale of Xfone's activity to Widley Mobile Ltd. ("Widley") and the debt settlement proposed by Xfone based on the purchase agreement with Widley.

As reported, a hearing on the motion for approval of the debt settlement in the insolvency Court is scheduled for September 5, 2021.

The Company is of the opinion that the recommendation of the arrangement manager is wrong and intends to vigorously object to that debt settlement at the court.

The Company will further update on material developments.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	September 2, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary